[BAKER BOTTS L.L.P. LETTERHEAD]
January 29, 2009
Via EDGAR
Mr. John P. Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Pride SpinCo, Inc. Registration Statement on Form 10 Filed December 23, 2008 File No. 1-34231
Dear Mr. Lucas:
On behalf of Pride SpinCo, Inc. (the “Registrant”), I am writing to update you on the Registrant’s progress toward responding to the Staff’s comments with respect to the above-referenced registration statement. The Registrant currently expects to transmit a response and file an amendment to the registration statement by the week of February 9, 2009. We will update you further if this expectation changes.
Please telephone the undersigned (713.229.1648) with any questions or comments you may have.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire M. Breen Haire
Enclosures

cc:	Randall D. Stilley Pride SpinCo, Inc.